EXHIBIT 2.17

LOAN AGREEMENT

Between:

PETROBRAS ENERGIA S.A.

And

PETROBRAS INTERNATIONAL BRASPETRO BV. - PIB-BV

LOAN AGREEMENT NUMBER: 0087/2005

The undersigned:

1 PETROBRAS ENERGIA S.A., a sociedad anónima under the laws of the REPUBLIC of ARGENTINA, having its registered office at Maipu 1, Piso 22º Ciudad Autónoma de Buenos Aires, ARGENTINA, hereinafter referred to as: “Borrower”

and

2 PETROBRAS INTERNATIONAL BRASPETRO BV., a company incorporated and existing under the laws of the NETHERLANDS, having its registered office at Rokin, 55, 1012 kk, the NETHERLANDS, P.O. Box 990—1000 AZ, AMSTERDAM hereinafter referred to as : “Lender”

Lender and Borrower hereinafter jointly referred to as: “Parties” and individually also as: “Party”,

Whereas:

(a) Parties are part of the international group of companies of Petroleo Brasileiro S.A. (“PETROBRAS”);

(b) PETROBRAS is a global leader in the oil, gas, and energy industry;

(c) As of November 3, 2004, PETROBRAS and Borrower have executed a letter of intent with the Argentine Government (“the Letter of Intent”) –ratified by Decree P.E.N. N° 1658/2004- in accordance with which, the parties thereto agreed to enter into a trust agreement (“Gas Trust”), to provide for the financing of a project to enlarge transport capacity of the South Gas Pipeline System operated by Transportadora de Gas del Sur S.A. (“TGS”), (“the Project”);

(d) Pursuant to the Letter of Intent, PETROBRAS assumed, as “Financing Leader”, the obligation of leading the negotiations, with the Banco Nacional de Desenvolvimiento Econômico e Social do Brasil (“BNDES”), for the instrumentation of a credit for at least U$S 142,000,000 (one hundred and forty two million Dollars) and for up to U$S 200,000,000 (two hundred million Dollars);

(e) Pursuant to the Letter of Intent the parties thereto agreed that, as long as certain guarantees required by PETROBRAS are provided for the event that (i) BNDES does not grant the credit or (ii) such credit is delayed, and until such credit is disbursed, PETROBRAS shall be responsible for obtaining resources and/or providing funds for up to U$S 142,000,000 (one hundred and forty two million Dollars), for a period of time equal to the BNDES credit referred to in the precedent paragraph;

(f) The guarantees mentioned in the paragraph above include: (i) a letter of credit to be issued by Banco de la Nación Argentina on behalf of Brazilian exporters under export contracts with the Gas Trust and the issuance of certain instruments, pursuant to the Mutual Credit Agreement of ALADI (Convenio de Crédito Recíproco, “CCR”), by the Argentine Republic Central Bank (Banco Central de la República Argentina, “BCRA”), for the granting of the BNDES credit and (ii) guarantees required for the obtainance of the CCR (Communication “A” 2770 – BCRA and amendments), including any renewal made thereof (being (i) and (ii) the “Required Guaranty”);

(g) Decree P.E.N. N° 1687/2004 dated as of November 30, 2004 provides for the capitalization of Banco de la Nacion Argentina to ensure it has the resources needed to grant enough guarantees for the carrying out of infrastructure works in the gas sector;

(h) As of November 10, 2004, the Gas Trust was created;

(i) Upon termination of the Gas Trust, TGS will be entitled to recieve the assets of the Project;

(j) Borrower and Petrobras Hispano Argentina S.A., a Borrower’s affiliate, own fifty percent (50%) of Compañía de Inversiones de Energía S.A.´s capital stock, which, in its turn, owns fifty four point three percent (54,3%) of TGS’ capital stock. Additionally, Borrower, together with Petrobras Hispano Argentina S.A., directly owns seven point thirty five percent (7,35%) of TGS’ capital stock;

(k) Borrower produces gas in the area reached by the Gas Pipeline.

(l) PETROBRAS has informed Nacion Fideicomiso that Borrower shall carry out, on behalf of PETROBRAS, all required activities for the achievement of PETROBRAS obligations under the Letter of Intent.

(m) It has been agreed between the Parties that Lender lends to Borrower and Borrower accepts to borrow a loan from Lender for the amount of up to USD 142,000,000 (United States Dollars ONE HUNDRED FORTY TWO MILLION) (the “Loan”);

(n) As of the date hereof the Parties entered into a Subordination Agreement attached as Annex A hereto;

(o) Parties now wish to enter into this agreement for the purpose of formalizing and setting out the terms and conditions of the Loan (the “Agreement”).

Have agreed as follows:

Article 1 - Loan

1.1 On the terms and subject to the conditions set out herein, Lender has agreed to lend the Loan to Borrower and Borrower has agreed to borrow the Loan from Lender.

1.2 The Loan will be made available to Borrower in one or more disbursements on the dates to be mutually agreed by the Parties in Borrower’s account at CITIBANK N.A., ACCOUNT # 36968355, ABA 021000089, BENEFICIARY: PETROBRAS ENERGIA S.A.

1.3 Borrower shall apply the Loan to only comply with the financing obligations assumed by PETROBRAS pursuant to the Letter of Intent.

1.4 This contract is subject to the approval of the Board of Directors of PESA. As a condition precedent to any disbursement from the Lender to the Borrower, the Required Guaranty shall have been issued.

Article 2 - Interests

2.1 The Loan shall bear per annum interests at the rate of 5.35% net of withholding taxes. Interests are calculated on the basis of a 360 days year consisting of 12 equal months of 30 days each.

Upon payment of the Senior Obligations and subject to Article 4.3, interests shall be due and payable on March 30th and September 30th, of each year, begining on September 30th, 2005, until the final maturity. If any such payment date falls in a day other than a business day, the payment will be made in the following business day.

Interest not paid due to the subordination established as set forth in article 3, will be paid on the next succeeding interest payment date subject to the provisons of article 3. Interest will not be capitalized.

Article 3 - Subordinated Debt

The indebtedness evidenced by this Agreement is subordinated to the prior payment in full of the Senior Obligations (as defined in the Subordinated Agreement herein referred to) pursuant to, and to the extent provided in, the Subordination Agreement dated February 18, 2005 by the Lender and the Borrower in favor of the Lenders under the Letter of Credit Issuance and Reimbursement Agreement and the Series K and Series M Notes issued by PESA (as defined in the Subordinated Agreement).

Unless and until the Senior Obligations have been paid in full no payment shall be made for or on account of principal nor interests of the Loan or any other amount due under the Agreement.

Article 4 - Payments

4.1 Payments made by Borrower shall be made in it´s account at BANK OF AMERICA, ACCOUNT # 6550 7 23338, CHIPS ABA 0959, FED ABA 026009593, SWIFT BOFAUS3N, beneficiary: PETROBRAS INTERNATIONAL BRASPETRO B.V. or such other account Lender may designate from time to time with prior notice to Borrower.

4.2 All payments by Borrower, whether on the Loan or interests, shall be made in United States Dollars (U$S).

4.3 Subject to Article 3, the Loan shall be repaid in full on February 18, 2008. However, the Parties may decide and agree to extend the term of the Loan.

Article 5 - Pre Payment - Termination

Prior payment in full of the Senior Obligations under the Letter of Credit Issuance and Reimbursement Agreement as set forth in Article 3:

5.1 The Loan could be prepaid without penalty or charge at any moment. In such case, interests will be calculated on pro rata rate up to the date of such prepayment.

5.2 The Lender shall have the right to terminate the Agreement with immediate effect if and when:

(i) the Borrower is in Default. The Borrower shall only be in Default following receipt of a written notice from the Lender in this respect expressing which obligation(s) has (have) not been performed and requesting that the Default be remedied, and the Borrower in Default has not remedied its Default within a period of 30 days after the date of such notice in which case, the amount to be paid will be increased with a 2% (two percent) fine. In case said payment is made within five days of the Expiration Date, such fine will not be applied. “Default” shall mean (i) the non payment by the Borrower of the Loan in full together with all accrued interests and any other amount due under the Agreement on the Expiration Date and (ii) non compliance by the borrower of the terms of the article 1.3 of this Agreement .

(ii) the Parties decide to terminate the Agreement by mutual agreement.

(iii) a petition for a moratorium has been filed by Borrower with respect to Borrower or a moratorium is imposed upon Borrower;

(iv) a petition for bankruptcy has been filed with respect to Borrower or Borrower is declared bankrupt in a final and binding decision adopted by competent authority;

(v) a final and binding resolution to dissolve the Borrower has been made;

(vi) a receiver has been appointed with respect to Borrower;

(vii) Borrower is placed under guardianship; or

(viii) Borrower is no longer part of the international group of companies of PETROBRAS due to a divestiture of PETROBRAS from the controlling party of the Borrower.

Article 6 – Notices

6.1 Any notice or other communication under or in connection with the Agreement shall be in writing in the English language and shall be delivered by registered mail or facsimile to the respective addresses or fax numbers as set out in Article 6.2 or any new address or fax number as a Party may have notified the other Party in accordance with this Article 6.

6.2 Any notice or communication to Lender and Borrower shall be sent to the following address:

Borrower:

PETROBRAS ENERGIA S.A. - Maipú 1, Piso 22º - Ciudad Autónoma de Buenos Aires, REPUBLIC of ARGENTINA.

Lender:

PETROBRAS INTERNATIONAL BRASPETRO BV. - PIB-BV

Rokin, 55, 1012 kk, the NETHERLANDS, P.O. Box 990 - 1000 AZ, AMSTERDAM.

Any notice or communication by any Parties should be copied to:

PETRÓLEO BRASILEIRO S.A - PETROBRAS S.A.

Av Chile 65 – 3rd floor

Att; Daniel Lima de Oliveira

Article 7 - Waiver

Any forbearance or delay on the part of any Party enforcing any provision of the Agreement or any of its rights hereunder shall no be constructed as a waiver of such provisions or of a right thereafter to enforce the same.

Article 8 - Invalidity

In the event any provision in the Agreement is void, invalid or in any way not enforceable, the validity and enforceability of the remaining provisions shall not in any way be affected. The provision concerned will be converted by operation of law into a legally valid arrangement as similar in content and effect to the invalid provision as possible, unless and until the Parties themselves by mutual consent replace the provision concerned with a legally valid alternative arrangement.

Article 9 - Assignment and Transfer

Parties may only assign or transfer, in whole or in part, any of their rights or obligations hereunder by mutual and prior agreement.

Article 10 - Amendments

No variation or amendment of the Agreement shall be valid and binding unless agreed to in writing by Parties.

Article 11 - Governing Law and Competent Court

11.1 Governing law. The Agreement shall be construed in accordance with and shall in all respects be governed by the laws of England.

11.2 Arbitration. Any dispute or difference arising in connection with the Agreement that cannot be amicably settled between the Parties shall be finally settled by arbitration in accordance with the rules of London Court of International (LCIA) Unless Parties agree otherwise, one arbiter will suffice. The language of such arbitration shall be English. The place of arbitration shall be London, England.

Thus agreed and signed in two fold in Rio de Janeiro, Brazil, on February 21, 2005.

PETROBRAS ENERGIA S.A.

PETROBRAS INTERNATIONAL BRASPETRO BV. -PIB-BV